SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.c. 20549

                                SCHEDULE 13D
                               (Rule 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (Amendment No. 1)
                              ----------------
                       CHOCK FULL O'NUTS CORPORATION
                              (Name of Issuer)
                              ----------------

                   COMMON STOCK, $.25 PAR VALUE PER SHARE
                       (Title of Class of Securities)
                              ----------------
                                   170268
                   (CUSIP Number of Class of Securities)

                              ----------------
                         JANET LANGFORD KELLY, ESQ.
            SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                            SARA LEE CORPORATION
                         THREE FIRST NATIONAL PLAZA
                          CHICAGO, ILLINOIS 60602
                               (312)726-2600
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications On Behalf of Bidders)

                                  Copy To:
                       CHARLES W. MULANEY, JR., ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700

                                MAY 4, 1999

           (Date of Event Which Requires Filing of This Statement)

-----------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================



CUSIP No.       170268            13D


       NAMES OF REPORTING PERSONS: SARA LEE CORPORATION
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 36-208-9049
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b)  |_|
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS:
             WC
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                  |_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF MARYLAND
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                               7    SOLE VOTING POWER
                                       598,328 SEE ITEM 5*
         NUMBER OF
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                   NONE
          OWNED BY
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                     598,328 SEE ITEM 5*
           PERSON
            WITH              10    SHARED DISPOSITIVE POWER
                                       NONE
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       598,328   SEE ITEM 5
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES    |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       5.29% *
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  14   TYPE OF REPORTING PERSON
             CO
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      * Between November 12, 1998 and May 4, 1999, Sara Lee Corporation
purchased 111,200 shares of common stock, par value $.25 per share (the "Common Stock"), of Chock Full O'Nuts Corporation (the "Company"), $2,639,226 principal amount of 7% Convertible Senior Subordinated Debentures, due April 1, 2012 and $1,340,764 principal amount of 8% Convertible Subordinated Debentures, due September 15, 2006, less $68,000 principal amount redeemed, for a total of $1,272,764 principal amount (collectively, the "Convertible Debentures") in the open market. The Convertible Debentures are non-voting securities; however, the Convertible Debentures are convertible into 487,128 shares of Common Stock.

      Sara Lee Corporation is entitled to convert the Convertible Debentures into Common Stock at any time. The aggregate number of shares of Common Stock which Sara Lee Corporation has a right to obtain by conversion of the Convertible Debentures is 487,128 shares. Together with the 111,200 shares of Common Stock owned by Sara Lee Corporation, Sara Lee Corporation holds or has the right to acquire an aggregate of 598,328 shares of Common Stock representing 5.29% of the 11,318,050 shares of Common Stock of the Company which would (taking into account such conversion) then be outstanding (based on the Quarterly Report on Form 10-Q of Chock Full O'Nuts Corporation for the quarter ended January 31, 1999).

      This Amendment No. 1 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated April 12, 1999 (the "Original Schedule 13D"), relating to the Common Stock.


Item 4 Purpose of Transaction.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

      On April 21, 1999 the Company rejected Sara Lee's most recent proposal to acquire the Company at a price of $10.50 per share of Common Stock (with the consideration to be paid in the form of Sara Lee Common Stock) as inadequate.

      On May 4, 1999, Sara Lee issued a press release announcing that it will commence a tender offer to acquire all of the outstanding shares of Common Stock and Convertible Debentures of the Company not owned by Sara Lee. The tender offer is subject to certain conditions, including the tender of shares and bonds resulting in Sara Lee holding securities representing 2/3 of the shares outstanding on a fully diluted basis, the board of the Company having redeemed or otherwise rendered its stockholder rights plan inapplicable, the board having rendered the New York business combination statute inapplicable to the offer and expiration of the anti-trust waiting period. The complete terms and conditions of the offer will be set forth in Sara Lee's Offer to Purchase that will be mailed to the Company's securityholders beginning next week.


Item 7 Material to be Filed as Exhibits.

       Exhibit 1(a) Press Release issued by Sara Lee Corporation on May 4, 1999.




                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 4, 1999

                                         SARA LEE CORPORATION

                                         By: /s/ Ann E. Ziegler
                                            ------------------------------
                                         Name:  Ann E.  Ziegler
                                         Title: Vice President - Corporate
                                                Development